Exhibit 99.2

NOTES REPURCHASE AGREEMENT

This NOTES REPURCHASE AGREEMENT (this “Agreement”) dated as of July 28, 2008 is made by and between Origin Agritech Ltd., a company organized and existing under the laws of the British Virgin Islands (the “Company”) and Citadel Equity Fund Ltd. (the “Seller”).

RECITALS:

WHEREAS, the Company has issued to the Seller, and the Seller has purchased from the Company, the Company’s 1% Guaranteed Senior Secured Convertible Notes due 2012 of US$100,000 principal amount each in an aggregate principal amount of US$40,000,000 (the “Notes”) pursuant to that certain Notes Purchase Agreement dated July 25, 2007 by and among, inter alia, the Company and the Seller.

WHEREAS, in connection with such transaction, an Indenture dated July 25, 2007 (the “Indenture”) was entered into by and among, inter alia, the Company, The Bank of New York (the “Trustee”) and State Harvest Holdings Limited (the “Guarantor”). Capitalized terms that are not otherwise defined in this Agreement shall have the meanings ascribed to them in the Indenture or other relevant Transaction Documents, as applicable.

WHEREAS, the Company now wishes to repurchase from the Seller, and the Seller wishes to sell to the Company, Notes, each of US$100,000 principal amount, in an aggregate principal amount of US$18,700,000 (the “Repurchased Notes”) upon the terms and conditions set forth in this Agreement.

NOW THEREFORE, in consideration of the foregoing and the mutual promises, covenants and agreements of the parties contained herein, the parties hereto agree as follows:

1.	NOTES REPURCHASE; PAYMENT

1.1 Repurchase and Sale of the Repurchased Notes. The parties agree that the Company shall repurchase the Repurchased Notes from the Seller in two (2) installments. At the first closing (the “First Closing”), the Company shall repurchase from the Seller and the Seller shall sell to the Company Repurchased Notes in an aggregate principal amount of US$14,000,000 for an aggregate purchase price of US$15,000,000. At the second closing (the “Second Closing”), the Company shall repurchase from the Seller and the Seller shall sell to the Company Repurchased Notes in an aggregate principal amount of US$4,700,000 for an aggregate purchase price of US$5,000,000 (together with the purchase price paid at the First Closing, the “Repurchase Price”). Notwithstanding any terms of this Agreement, the Seller shall be entitled to all rights and privileges in respect of the Repurchased Notes as a noteholder up to the First Closing Date or the Second Closing Date (each as defined below), as the case may be, including, without limitation, the right to receive any Interest payable on the Repurchased Notes in respect of any Record Date prior to the First Closing Date or the Second Closing Date, as applicable. For the avoidance of doubt, except as provided in the preceding sentence, the Seller shall not be entitled to any accrued and unpaid Interest on the Repurchased Notes.

1.2 Closing. The First Closing shall occur at the Beijing office of Milbank, Tweed, Hadley & McCloy LLP, or at such other place as the Company and the Seller shall mutually agree, on the date that falls three (3) business days after the date hereof, or if later, the third business day following the satisfaction of all of the conditions set forth in Section 8 (the “First Closing Date”). At the First Closing, the Company shall pay to the Seller US$15,000,000 for Repurchased Notes in an aggregate principal amount of US$14,000,000 by wire transfer of immediately available funds to an account of the Seller which shall be designated by the Seller in writing at least two (2) days prior to the First Closing. The Second Closing shall occur at the Beijing office of Milbank, Tweed, Hadley & McCloy LLP, or at such other place and at such other time as the parties shall mutually agree but in no event later than December 31, 2008 (the “Second Closing Date”). At the Second Closing, the Company shall pay to the Seller the remaining US$5,000,000 of the Repurchase Price for Repurchased Notes in an aggregate principal amount of US$4,700,000 by wire transfer of immediately available funds to an account of the Seller which shall be designated by the Seller in writing at least two (2) days prior to the Second Closing.

(a) Cancellation of Notes. On the First Closing Date and the Second Closing Date, as applicable, the Seller shall, against the payment of the relevant portion of the Repurchase Price by the Company, surrender to the Trustee the respective Repurchased Notes through book-entry instruction for the prompt cancellation of such Repurchased Notes by the Trustee pursuant to Section 2.08 of the Indenture. The Company and the Seller hereby agree to take all actions necessary and proper in order for the Trustee to promptly cancel such Repurchased Notes pursuant to this Agreement and the terms of the Indenture.

(b) Termination; Delayed Closing. If the Company fails for any reason, other than due to the non-fulfillment of the conditions set forth in Section 8, to pay to the Seller the amount of the Repurchase Price due pursuant to this Clause 1.2 on or prior to the First Closing Date or the Second Closing Date, as the case may be, the Seller shall be entitled to terminate this Agreement in respect of the Repurchased Notes not yet repurchased (“Outstanding Notes”) under Clause 2 of this Agreement with immediate effect by (1) giving written notice thereof to the Company or (2) selling the Outstanding Notes in good faith and on an arm’s-length basis to an unrelated third party (without the need for any notice of such to the Company) at a price not less than fair market value. Until this Agreement is terminated in accordance with either method set forth in the preceding sentence, upon any repurchase of Outstanding Notes on a subsequent date, the Company shall pay to the Seller an amount equal to the sum of (i) the Repurchase Price in respect of Outstanding Notes pursuant to this Clause 1.2 and (ii) interest thereon at the rate of LIBOR plus three percent (3%) per annum to be calculated on the basis of a 360-day year and the days elapsed from the First Closing Date or the Second Closing Date, as the case may be, to such date when payment of such sum is actually received in full by the Seller.

Notes Repurchase Agreement

2.	TERMINATION

2.1 Effect of Termination. If this Agreement is terminated pursuant to the preceding Clause 1.2(b), this Agreement shall forthwith become null and void, and there shall be no liability or obligation on the part of the parties (or any of their respective officers, directors, employees, agents or other representatives or affiliates) under this Agreement or in connection with the transactions contemplated hereby, except that termination shall not relieve any breaching party from liability hereunder from willful breach of any covenant or agreement contained herein, and except that the provisions of this Agreement other than Clause 1, including, without limitation, Clauses 2, 3, 4 and 5, shall continue to apply following any such termination.

2.2 Sale to Third Party. If this Agreement is terminated pursuant to the preceding Clause 1.2(b), the Company shall pay to the Seller on the Third Party Sale Date (as defined below) an amount equal to the sum of (i) interest on the Repurchase Price in respect of the Outstanding Notes at the rate of LIBOR plus three percent (3%) per annum to be calculated on the basis of a 360-day year and the days elapsed from the First Closing Date or the Second Closing Date, as the case may be, to such date on which the Seller sells in good faith and on an arm’s-length basis the Outstanding Notes to an unrelated third party at a price not less than fair market value (the “Third Party Sale Date”) and (ii) the balance between the Repurchase Price in respect of the Outstanding Notes and the sales price of the Outstanding Notes to such third party (the “Third Party Sales Price”) in the event that the Third Party Sales Price is lower than the Repurchase Price in respect of the Outstanding Notes.

3.	WAIVER AND FORBEARANCE

3.1 Waiver. The Seller hereby waives, pursuant to Section 6.07 of the Indenture, all Defaults, Events of Defaults and their consequences, if any, on the part of the Company and the Guarantor for failure to duly observe and perform covenants set forth in Sections 4.09(b) and 4.16 of the Indenture on the original issue date of the Notes and in respect of the determination dates on September 30, 2007, December 31, 2007, March 31, 2008 and June 30, 2008 only and any failure to duly observe and perform covenants set forth in Section 4.29 of the Indenture in respect of such matters for the fiscal year ended September 30, 2007 (collectively, the “Waived Matters”), provided, that this waiver shall terminate, and be deemed to have never taken effect, if the Company defaults in its obligations to complete the repurchase of the Repurchased Notes at the First Closing or the Second Closing.

3.2 Forbearance. Pursuant to Section 6.07 of the Indenture, the Seller hereby agrees to forbear, and directs the Trustee to forbear, from taking or exercising any Enforcement Action (as defined below) in connection with the Waived Matters (the “Forbearance”), provided that this Section 3.2 shall terminate if the waiver is terminated as provided in 3.1 above. “Enforcement Action” means any Default-related right, remedy or other action available to the Seller or the Trustee or aiding and abetting, assisting, cooperating with or otherwise supporting any other Person in taking or exercising any Default-related right, remedy or other action available to such Person.

Notes Repurchase Agreement

4.	SUPPLEMENTAL INDENTURE

4.1 Supplemental Indenture. Pursuant to Section 6.07 and Section 8.02 of the Indenture, the Company and the Seller hereby direct the Trustee to execute and deliver, and the Seller consents to the execution and delivery of, a supplement to the Indenture (the “Supplemental Indenture”) to amend Section 4.16 of the Indenture to read as follows: “The Company shall not, on the Issue Date (after giving effect to the issuance of the Notes) or at the end of any Fiscal Quarter thereafter, permit its Consolidated Tangible Net Worth to be less than the Consolidated Tangible Net Worth Threshold. The “Consolidated Tangible Net Worth Threshold” shall be equal to US$45,000,000 (or its equivalent in RMB, calculated at the exchange rate for conversion of US dollars into RMB quoted by the People’s Bank of China on the Issue Date or the last Business Day of such Fiscal Quarter, as the case may be) from the Issue Date until redemption or conversion or purchase and cancellation in full of the Notes in accordance with the Indenture.”

5.	FURTHER ACTIONS

5.1 As soon as practicable after the date hereof, the Seller shall execute and deliver to the Trustee the consent letter attached hereto as Exhibit A (the “Consent Letter”). The Seller further agrees to execute and deliver such documents as may be necessary or appropriate, and to take all such further action, to facilitate or consummate the transactions as contemplated by this Agreement (including the execution and delivery of the Supplemental Indenture).

5.2 As soon as practicable after the date hereof, the Company shall execute and deliver all such documents to be provided by the Company as required by Section 8.05 of the Indenture for the Trustee to enter into the Supplemental Indenture. The Company further agrees to execute and deliver such documents as may be necessary or appropriate, and to take all such further action, to facilitate or consummate the transactions as contemplated by this Agreement, including the execution and delivery of the Supplemental Indenture.

6.	SELLER’S REPRESENTATIONS AND WARRANTIES

6.1 Seller’s Authority. The Seller is the beneficial owner of all the Notes, and has all requisite right, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Seller and constitutes the legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms.

6.2 Title to the Repurchased Notes. The Seller represents and warrants to, and agrees with, the Company that it is and as of the First Closing Date and the Second Closing Date will be the beneficial owner of the Repurchased Notes, free and clear of any encumbrances, including, without limitation, any charge, claim, condition, equitable interest, lien, option, pledge, security interest, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

7.	COMPANY’S REPRESENTATIONS AND WARRANTIES

7.1 Company’s Authority. The Company has all requisite corporate right, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

Notes Repurchase Agreement

7.2 No insolvency. The Company has taken no action, and no steps have been taken or legal proceedings started or threatened against it for an administration, winding-up, examinership, interim or bankruptcy order to be made against it or for its dissolution or reorganization or for the appointment of a receiver, administrative receiver, examiner, supervisor, trustee or similar officer over, or for the taking into possession or enforcement of security by an encumbrancer, mortgagee or chargee in respect of, all or any part of its assets, undertaking or revenues. The Company is not insolvent and is able to pay its debts as and when they become due.

8.	CONDITIONS PRECEDENT TO THE COMPANY’S OBLIGATION TO CLOSE

The Company’s obligation to repurchase the Repurchased Notes and to take the other actions required to be taken by the Company is subject to the satisfaction, or waiver, of the following conditions:

8.1 Accuracy of Representations and Warranties. The Seller’s representations and warranties in Section 6 shall be accurate as of the date of this Agreement, and shall be accurate as of the First Closing Date and the Second Closing Date, in each case as if made on the date thereof.

8.2 Performance. The Seller shall have duly performed and complied with all of the obligations that the Seller is required to perform or to comply with pursuant to this Agreement on or prior to the First Closing Date or the Second Closing Date, as applicable.

9.	CONDITIONS PRECEDENT TO THE SELLER’S OBLIGATION TO CLOSE

The Seller’s obligation to sell the Repurchased Notes and to take the other actions required to be taken by the Seller is subject to the satisfaction, or waiver, of the following conditions:

9.1 Accuracy of Representations and Warranties. The Company’s representations and warranties in Section 7 shall be accurate as of the date of this Agreement, and shall be accurate as of the First Closing Date and the Second Closing Date, in each case as if made on the date thereof.

9.2 Performance. The Company shall have duly performed and complied with all of the obligations that the Company is required to perform or to comply with pursuant to this Agreement on or prior to the First Closing Date or the Second Closing Date, as applicable.

10.	MISCELLANEOUS

10.1 Governing Law. This Agreement shall be governed by and construed exclusively in according with the laws of the State of New York without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than the laws of the State of New York to the rights and duties of the parties hereunder.

Notes Repurchase Agreement

10.2 Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto relating to the subject matter hereof and supersedes all prior agreements or understandings, both oral and written, between the parties hereto relating to the subject matter hereof.

10.3 Binding Effect; Benefit. This Agreement shall inure to the benefit of and be binding upon the parties and their respective heirs, successors, legal representatives and permitted assigns. Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties, and their respective heirs, successors, legal representatives and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

10.4 Assignment. No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the written consent of the other party.

10.5 Amendment; Waiver.

(a) This Agreement may not be amended, modified or supplemented except by a written instrument executed by each of the parties.

(b) No waiver of any provision of this Agreement shall be effective unless set forth in a written instrument signed by the party waiving such provision. No failure or delay by a party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of the same preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Without limiting the foregoing, no waiver by a party of any breach by any other party of any provision hereof shall be deemed to be a waiver of any subsequent breach of that or any other provision hereof. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

10.6 Notices. Each notice, demand or other communication under this Agreement shall be in writing and delivered or sent to the relevant party at its address or fax number set out below (or such other address or fax number as the addressee has by five (5) days’ prior written notice specified to the other party). Any notice, demand or other communication so addressed to the relevant party shall be deemed to have been delivered (a) if delivered in person or by messenger, when proof of delivery is obtained by the delivering party; (b) if sent by post within the same country, on the third (3rd) day following posting, and if sent by post to another country, on the fifth (5th) day following posting, and (c) if given or made by fax, upon dispatch and the receipt of a transmission report confirming dispatch. The initial address and facsimile for the parties for the purposes of this Agreement are:

(a)	if to the Company, to:

Origin Agritech Ltd.
No. 21 Sheng Ming Yuan Road
Changping District
Beijing 102206
PRC
Fax: +86 10 5890 7524
Attention: Chief Financial Officer
Notes Repurchase Agreement

(b)	if to the Seller, to:

Citadel Equity Fund Ltd.
18/F Chater House
8 Connaught Road,
Central, Hong Kong
Fax: +852 3667-5511
Attention: Andrew Fong and Max Liu

10.7 Counterparts. This Agreement may be signed in any number of counterparts including counterparts transmitted by facsimile, each of which shall be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

10.8 Severability. If any provision contained in this Agreement shall for any reason be determined to be partially or wholly invalid, illegal or unenforceable by any court of competent jurisdiction, such provision shall be of no force and effect to the extent so determined, but the invalidity, illegality or unenforceability of such provision shall have no effect upon and shall not impair the validity, legality or enforceability of any other provision of this Agreement.

10.9 Further Assurances. Each party shall give such further assurance, provide such further information, take such further actions and execute and deliver such further documents and instruments as are, in each case, within its power to give, provide and take so as to give full effect to the provisions of this Agreement.

  [Signature page follows on the next page]

Notes Repurchase Agreement

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

ORIGIN AGRITECH LTD.

By:
Name:
Title:

CITADEL EQUITY FUND LTD.

By: Citadel Limited Partnership, its Portfolio Manager

By:
Name:
Title:

Signature Page to Notes Repurchase Agreement